National Grid plc
Pricing Term Sheet

Issuer:	National Grid plc
Type:	SEC-registered
Size:	$1 billion
Maturity:	August 1, 2016
Coupon:	6.300%
Price:	99.785% of face amount
Yield to maturity:	6.329%
Spread to Benchmark Treasury:	127 bps
Benchmark Treasury:	5.125% due 5/16
Benchmark Treasury Price and Yield:	100-16, 5.059%
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2007
Redemption at the option of the Issuer:	At any time at the greater of 100% or an adjusted Treasury Rate plus 20 basis points
Settlement:	T+3; July 24, 2006
CUSIP:	636274AC6
ISIN:	US636274AC63
Use of Proceeds:	Initially general corporate purposes, with the remaining portion used to finance in part National Grid’s proposed acquisition of KeySpan subject to consummation of the acquisition.
Bookrunners:	Citigroup, JPMorgan, Merrill Lynch & Co.
Co-managers:	Commerzbank, Dresdner Kleinwort, ING, Mitsubishi UFJ, Societe Generale
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at 1-212-834-4533.